INVEST IN LANDNG

🌎 We turn travel content into itineraries you can customize with friends


landng
Discover, activate and share
itineraries that inspire you.

landng.travel Los Angeles CA

Marketplace | Female Founder | SaaS | Travel & Tourism | Recreation

LEAD INVESTOR

Timchi Khamdy

I believe travelers can benefit exceedingly from this platform and create community for those that want to share, explore, and discover. I also believe that Nacera and Devon are both tenacious leaders out for the betterment of the lives of those who want to travel and create in an organized and exciting fashion. I've been a beta user throughout the development cycle and I'm confident this platform will be a game changer for travelers and content creators alike.

Invested $1,000 this round

Highlights

1. 👯 Female co-founders with 22 yrs of experience in marketing & product development in U.S. & EU
2. 🗺️ Travelers are hungry for ways to discover authentic, culturally relevant content
3. 🤳 Creator marketplace ecosystems are booming + brands are spending millions on influencer marketing
4. 📍 Over 400 Travel Planners and Creators signed up for the waitlist with >5M followers combined
5. ✅ 15 LOIs signed with Partners including travel & lifestyle brands, agencies and local businesses
6. 👩‍💻👩‍💻 Shortlisted startup at Web Summit (70k attendees, 2,300 startups, 105 shortlisted)
7. 🎙️ Featured on the Forbes Books podcast where we discussed the future of travel planning
8. 🚀 Currently in development with launch planned for Q1 2023

Our Team



Devon DeAngelo CEO, Co-founder

Digital content & community strategist with 11+ years of experience in social media management for global brands. Passionate about identity & culture studies. Deep understanding of Pacific, North American & EU markets. Fluent in FR & EN.

We met back in 2015 at our grad school orientation in Paris, FR. Our multicultural upbringings and love for travel created an instant connection. We know that travel pushes people to the unknowns, heightens awareness, and enhances personal journeys. We're building Landng to help people live inspired lives through travel.



Nacera Belal COO, Co-founder

PM with 11+ years experience across startups, agencies, & fortune 500 corporations. Passionate about social impact & cultural anthropology. MSc in International Management, with a specialization in Sustainability Systems. Fluent in FR & EN.

Pitch Deck



Plan Your Next Trip With Landng
Discover, activate and share itineraries that inspire you.
landng



We help people experience the world through personalized itinerary discovery, powered by our Creator Marketplace.
Our mission is to make the experience of travel planning frictionless, inclusive and creative.
landng
Search
Discover
Paris Travel Guide by Hypebeast
A Taste of Jalisco by Clase Azul
Art
Cultural



The Problem
We are solving the problem of travel content overwhelm when trip planning.
Breaking down the complexity of the travel content ecosystem
Travel Planners
Collating inspiration across social media without a centralized space

6 Billion
Views of travel videos

4 Billion
Travel-related Pins

664 Million
#Travel Posts


#TikTokTravel

Content Creators

Sourcing paid partnerships is time consuming & labor intensive

Brands

Struggle with managing & measuring the ROI of campaigns

The Solution

We are creating a new market:

Social Travel Technology

A part of the Global Travel, Travel Technology and Influencer Marketing industries



Travel Planning Tool

bridging the gap between travel content discovery to actionable travel itinerary

+

Creator Marketplace

connecting Creators and Brands to create actionable travel content for Travelers

Why Now

The industry is evolving.

Landng is the intersection of two of the most powerful drivers of travel content: User Generated Content (UGC) and Influencer Marketing.


@siyaincapetown
in collaboration with @hypebeast
Eco Trip to Aquarium
Cape Town
1 Day
Eco-Friendly
From food to nightlife, follow me and #HypebeastTravel through the streets of Fanroe Island.
Booking a trip to Fanroe Island soon? Save this itinerary and you can take this trip too!
Activate
Edit
Collaborators

The Creator Economy Is Booming

Tik Tok, Pinterest, and Meta are all building out their creator marketplaces and tools to supply the growing demand

Influencer Marketing Ad Spend Is In the Billions

Brands are reallocating their budgets; Landng will provide a niche marketplace to facilitate these transactions within Travel

Travel and Tourism Primed for Major Recovery

The travel industry is set to outpace pre-pandemic levels, people are hungry for new experiences and ways to explore the world

Our Users

*Content Creators and Brands connect via a global **Creator Marketplace** to provide itinerary inspiration for Travel Planners, helping them experience hyper-localized, authentic itineraries.*

Travel Planners



Millennials and Gen Z Travelers who discover, create and share itineraries.

Creators



Travel and Lifestyle Content Creators from around the world.

Content Collaborations via Landng's **Creator Marketplace**

B2B Customers



Brands, Tourism Boards, Agencies and local businesses.

Competitor Landscape

There's no lack of travel planning apps & influencer marketplaces, yet no product helps people solve the problem: sorting through overwhelming amounts of content to plan meaningful experiences.

Travel Planning Platforms

Influencer Marketplaces

Landng Key Differentiators



Tripit from Concur
ooo.
lonely planet
Roadtrippers
tripscout
Google Maps
Sygic | Travel
landng
ACTIVATE
IZEA
Captiv8
julius
webfluential

01 Focus is on curating experiences, not booking scattered activities

02 Ability to blend travel inspiration from a variety of content sources

03 User Interface is simple, accessible, & easy to understand

04 Tools for both creators & brands to create impactful content collaborations

Travel Planning Module

Explore and activate travel itineraries designed by your favorite content creators or curate your own itinerary from start to finish!



Discovery
Explore itineraries curated by Creators and friends

Personalization
Save and edit existing itineraries or co-design a plan from scratch

Activation
Activate authentic itineraries anywhere in the world

Sharing
Share itineraries with your network in just one click

Creator Marketplace

We're building a diversified network to help content creators work with businesses from all over the world. Landng will be your go-to platform for finding paid travel collaborations.

Book Paid Contracts

It's challenging to find and book paid contracts with travel and lifestyle brands. Join Landng's Creator Marketplace connecting Creators and Brands



Manage Performance

Thanks to Landng's analytics dashboard and unique KPIs, you can increase your credibility by driving conversion via your owned content.



Dashboard

Grow Your Community

Increase your reach and engagement within a growing travel and lifestyle space by sharing your actionable itineraries with your followers



B2B Customer Landscape

Tell your brand story through experiences and connect with your audience in deeper meaningful ways through Landng.

01 Brands
Brands can collaborate with Travel and Lifestyle Creators around the world to drive engagement and true ROI.

02 Tourism Authorities
Local, regional, and global tourism authorities can drive awareness and cultural education through itineraries.

03 Agencies
Agencies can integrate Landng as a viable extension of their clients' social media and influence strategies.

04 Publishers
Publishers, the original travel content curators, can help readers experience more via actionable itineraries.



B2B Customer

A vetted travel and lifestyle creator marketplace and campaign management tool with new KPIs tailored for the travel industry

Experience

Social influence in the travel & hospitality industry is important, but it's difficult to measure ROI.

Search for Creators	Invite to collaborate	Align your KPIs	Measure ROI

Our KPIs are tailored for the travel & hospitality industry, providing metrics on the **traffic** and **conversion rate** of Creator campaigns.

Community & Impact

Defining intentional pillars to foster a positive space for connection through travel.

Sustainable Tourism

Country, city and cultural authorities can create inclusive educational content guiding visitors on how to be their best while traveling through social and environmental sustainability actions.


Eco Friendly Travel Guide in Costa Rica
Costa Rica is one of my favorite countries in the world. It was the first country I ever traveled to — and it was the country that sparked my wanderlust.

- Diversity
- Privacy
- Accessibility
- Wellbeing Ethics

Traction

Both founders have transitioned off their full-time corporate jobs early 2022 to be 100% dedicated to Landng.

15 B2B Customer LOIs signed
LOIs signed with travel and lifestyle brands, agencies, publishers and tourism authorities

Launch planned for Q1 2023
Wrapping up development of itinerary discovery and planning platform for web and mobile



Web Summit 2022 Shortlisted Startup
70,000 attendees including 2,300 selected startups. Only 105 shortlisted to pitch for the competition

400+ Creators & Travelers Waitlisted
Hundreds of creator and traveler B2C users from around the world waitlisted with a **combined social media following of 5 Million.**

Incubator program completed
Completed 12-months at a GAN incubator, a remote-based, equity free program

Revenue Model

On Landng, our platform is free for users, but people and their data are not the product. Our revenue model is based on connecting Creators and Brands through our Creator Marketplace.

Transaction Fees

B2B Customers will pay a 10% transaction fee for all booked Creator collaborations.

Subscriptions

B2B Customers will pay an annual subscription fee to access the Creator Marketplace.

Monthly Pricing Tiers
Tier 1: $98
Tier 2: $298
Tier 3: $798
*Annual subscriptions 1 month free

Promoted Content

B2B Customers can promote content through paid video and image Ad Placements.




Financials
We project we will generate $25M in revenue by 2027.
We plan to be acquired in 7 years.
If we achieve our goals, we believe we will be worth $400M at the point of acquisition which would give our investors a 19x return.
Product Development
Human Capital
User Acquisition
Invest in our $1M pre-seed round
TERMS: $1M on a SAFE $10M Valuation CAP for a 12-month runway
Funds raised to date: $260k F&F/ Angel round Q3-Q4 2022
With this funding we will focus on 3 key areas:
Product Development
Mobile & Web applications
User Acquisition
~25K Travel Planners, ~10K Creators, ~500 B2B Customers
Human Capital
4 Full Time Team Members

*Forward-looking projections can't be guaranteed.


Go-to-market Strategy
Focusing on the pain points of the traveler's journey, we will launch a campaign that resonates with our audience in a fun, dynamic way, and drive adoption.
Launch
Growth
Maturity
Shareability & Virality: WOM activating Owned, Creator & Brand Networks, Blogosphere itinerary integrations, Sharable links
Awareness
Startup Competitions
Intl Trade Shows
Organic Outreach: Expat & Intl Student FB groups
Direct Email CRM
Beta list growth & nurturing
International College lists
SEO
Organic Search owned website
Distribution Partners
Blogger user networks
Publisher user networks
Creator affiliate networks
Mutual linking sites
PR
Creator itinerary shares
Travel & Lifestyle Publishers
Podcast features
Buzz marketing
Online Advertising
TikTok Ads
Instagram/ Facebook Ads
Pinterest Ads
Twitter Ads (Download)
Google/ YouTube Adwords
Conversion: Downloads


Timeline
Key quarterly milestones will be achieved over 18 months
Start
Build
MVP Launch
Grow
EU Launch
Scale
Q3 2022
Fundraising F&F
User discovery
Product design
Q4 2022
Fundraising F&F
Product dev
Lead Generation
Q1 2023
Platform roll-out
User Acquisition
Go-to-Market US
Q2 2023
Fundraising pre-seed
Hire Marketing
Iterative dev
Q3 2023
Go-to-Market EU
Creator Marketplace
B2B Subscriptions
Q4 2023
500 B2B Customers
10,000 Creators
25,000 Travel Planners
Landing Pitch Deck
18

*Forward-looking projections can't be guaranteed.


Strategic Advisors
Support from industry veterans from Fortune 500 companies and creative power
Pierre Engélibert-Charbit
Chief Audience Officer
TBWA (Omnicom)
Laurent François
Managing Partner,
180 Luxe, 180 Social (Omnicom)
Ralitza Iordanova
VP Global Brand Partnerships,
Accor


across travel,
hospitality, cultural
advocacy, global
marketing and the
creator economy.
Poerava Rousseau
Customer Culture & International Stopover Manager,
Air France - KLM
Christopher Kahunahana
Native Filmmaker,
Sundance Native Lab Fellow
Guillaume Aubert
Executive Creative Director,
Konbini, Kewl by Konbini


Our Story
We met back in 2015 at our grad school orientation in Paris, FR. Our multicultural upbringing and love for travel created an instant connection.
We know that travel pushes people to the unknowns, heightens awareness, and enhances personal journeys.
We're building Landng, using our 20+ years of combined experience, to help people live inspired lives through travel.
Devon Keakulina DeAngelo
CEO, Co-founder
Los Angeles | Honolulu | Paris, FR
Social Media
Community Building
Influencer Marketing
Agency & In-house
Nacera Belal
COO, Co-founder
Greater Boston Area | Paris, FR
Product Development
Marketing Technology
Start-up Operations
SCRUM Certified


Interested?
Schedule a call for more info.
Los Angeles, CA
www.landng.travel
support@landng.travel

Schedule a call: **https://calendly.com/landng/30min**

Ask a question in the Q&A section of this page, or email us directly: support@landng.travel

Watch the Demo

For Travelers


Landng Demo - Travel Planners
Watch later
Share
Hawaii Eco Trip - Biodiversity on Oahu
Honeymoon in Thailand 2-Week Itinerary
Chicago Girls Trip


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For Creators


landng
Landng Demo - Creators
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Analytics
Overall performance last 30 days
58,932
20,162
587
473
237
$7,200
Average Monthly Revenue
30,039
Total lifetime itinerary saves
Watch on YouTube